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                                                                     Exhibit 8.2

                 [Letterhead of Arnold, Spain & Company, P.C.]

                              September 19, 1997

Board of Directors
Lexington First Federal Mutual Holding Company
Lexington First Federal Savings Bank
Community National Corporation
19 Natchez Trace Drive
Lexington, Tennessee 38351

       Re:  Certain State Income Tax Consequences Relating to

       (i) the Conversion of Lexington First Federal M.H.C. to an interim federal stock savings bank and simultaneous merger into Lexington First Federal Savings Bank, (and cancellation of 135,000 shares of Bank common stock) (the foregoing transaction referred to as "Merger 1"); and

       (ii) a second interim savings association formation and merger with and into the Bank (the foregoing transaction referred to as "Merger 2").

Ladies and Gentlemen:

        Please be advised that this letter is in response to your request concerning an opinion as it relates to certain state income tax consequences of the proposed merger transactions described above (collectively, the "Conversion"). This opinion is based upon the premise that the conditions and transactions as stated in the Prospectus, and the Federal Income Tax Opinion of Housley Kantarian & Bronstein, P.C., dated September 19, 1997, which was addressed and furnished to you, will be strictly complied with, and that all oral and written representation by Lexington First Federal Savings Bank, or its agents, are true and correct. Based upon this assumption, the following opinion is rendered:

        The State of Tennessee will, for income tax purposes, accord the Conversion the identical treatment which it receives for federal income tax purposes. Aside from potential capital gains for shareholders receiving cash in exchange for bank common shares, no adverse Tennessee income tax consequences will be incurred by the holding company, stock bank, savings association, the eligible account holders, depositors or shareholders of the holding company as a result of the consummation of the proposed conversion.



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        The various state law and regulations on which this opinion is based are necessarily subject to change from time to time, and such change could effect this opinion. In addition, the opinion stated herein is based solely on the facts mentioned above. Any changes in the facts could effect the conclusion stated herein. Other than the Tennessee income tax consequences of the Conversion, no opinion is expressed with respect to any matter, including but not limited to, any franchise, transfer, intangible or capital stock taxes.

        Consent is hereby given to the use of this firm's name, to references to this opinion in the Prospectus which is a part of the Registration Statement being filed with the Securities and Exchange Commission and part of the Application for Conversion to be filed with the Office of Thrift Supervision.

                                                Very Truly Yours,

                                                Arnold, Spain & Company, P.C.

                                                By:  /s/ J. Winston Truett
                                                     ---------------------
                                                         J. Winston Truett